UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
Commission File No. 1-9195
KB HOME 401(k) SAVINGS PLAN
(Full title of the plan)
KB HOME
10990 Wilshire Boulevard
Los Angeles, California 90024
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

Financial Statements and Supplemental Schedule
KB Home 401(k) Savings Plan
Years ended December 31, 2007 and 2006

KB Home 401(k) Savings Plan
Financial Statements and Supplemental Schedule
Years ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm
The Administrative Committee, as Plan Administrator
of the KB Home 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of the KB Home 401(k) Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Los Angeles, California
June 24, 2008

KB Home 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2007	2006

Assets

Cash	$—	$161,507
Investments, at fair value	184,776,750	192,254,279
Receivables	93,432	6,488

Total assets	184,870,182	192,422,274

Liabilities

Administrative expenses payable	4,947	4,636

Total liabilities	4,947	4,636

Net assets available for benefits	$184,865,235	$192,417,638

See accompanying notes to financial statements.

KB Home 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years ended December 31,
	2007	2006

Additions

Contributions from:
Plan Participants	$18,277,037	$25,944,699
Employer, net of forfeitures	6,276,601	10,990,299

	24,553,638	36,934,998

Investment income:
Interest and dividends	13,560,288	14,524,330
Net depreciation in fair value of investments	(5,583,487)	(5,035,159)

	7,976,801	9,489,171

Total additions	32,530,439	46,424,169

Deductions

Benefits paid to Participants	40,027,042	27,900,295
Administrative expenses	55,800	66,437

Total deductions	40,082,842	27,966,732

Net (decrease) increase in net assets available for benefits	(7,552,403)	18,457,437

Net assets available for benefits

Beginning of year	192,417,638	173,960,201

End of year	$184,865,235	$192,417,638

See accompanying notes to financial statements.

KB Home 401(k) Savings Plan
Notes to Financial Statements
December 31, 2007
1. General Description of the Plan
The KB Home 401(k) Savings Plan (the Plan), formerly the Kaufman and Broad Home Corporation Amended and Restated 401(k) Savings Plan, is a defined contribution plan in which all eligible employees of KB Home (the Company) may participate on the first day of the month following their date of hire.
Eligible employees who elect to participate in the Plan (each, a Participant) may contribute up to 25% of their annual eligible compensation (15% prior to January 1, 2007), on a pretax basis, by means of payroll deduction. Participants may also contribute up to an additional 15% of their annual eligible compensation, on an after-tax basis, also by means of payroll deduction. All contributions must be in whole percentages. Pretax contributions are eligible for tax deferred treatment up to the limits provided by the Internal Revenue Code (the Code), as adjusted for cost of living.
Effective as of August 1, 2003, each Participant whose designated per payroll period contribution rate is at least 6%, who has attained (or will attain) age 50 before the close of a Plan year and whose contributions for the Plan year will exceed the limits of Code Section 402(g) or other Plan limit, is eligible to make a catch-up contribution in accordance with, and subject to the limitations of, Code Section 414(v).
Unless otherwise elected by its Board of Directors, the Company will match a Participant’s pretax contribution up to 6% of annual eligible compensation (for Participants paid on a commission basis, matching eligible compensation shall not exceed $50,000). Company matching contributions and related investment income vest to Participants over five years.
Rollover contributions transferred from other qualified retirement plans or from Individual Retirement Accounts are accepted as permitted by the Plan.
Plan assets are held in trust by Fidelity Management Trust Company, Inc. (the Trustee). Participants may direct the investment of their contributions among one or more of the several fund options offered by the Plan.
Participants who terminate their employment with the Company may elect to withdraw or rollover their contributions, vested Company contributions, and related investment income. Withdrawals or rollovers (to a separate defined contribution plan or individual retirement account) may be processed without a formerly employed Participant’s consent if the Participant’s vested benefits total less than $5,000. Vested benefits totaling $1,000 or less will be distributed as a lump-sum payment, and vested benefits totaling more than $1,000 but less than $5,000 will

KB Home 401(k) Savings Plan
Notes to Financial Statements
December 31, 2007
1. General Description of the Plan (continued)
be rolled into an individual retirement account. Formerly employed Participants may keep vested benefits totaling $5,000 or more in the Plan.
Unvested Company contributions for formerly employed Participants are forfeited and used by the Company to offset future matching contributions. For the years ended December 31, 2007 and 2006, the Company used $3,923,917 and $1,936,723, respectively, of forfeitures to offset matching contributions. The forfeiture balances available to offset future matching contributions were $235,556 and $952,344 at December 31, 2007 and 2006, respectively.
The Plan allows Participants to borrow against their vested benefits and to take hardship withdrawals subject to certain limitations.
As of the date of this report, the Company expects and intends to continue the Plan, but reserves the right to amend, suspend or terminate the Plan at any time. In the event of Plan termination, benefits of all affected Participants, if not already so, shall become 100% vested and not subject to forfeiture.
2. Summary of Significant Accounting Policies
The financial statements of the Plan are prepared on an accrual basis. Investment income is recorded as earned. Distributions of Plan benefits to Participants who withdraw from the Plan are recorded when distributed. Certain administrative expenses of the Plan, such as recordkeeping fees, are paid directly by the Company. Other administrative expenses arising from Participants’ individual elections under the Plan, such as loan administration and withdrawal fees and fees related to the unitized stock fund (the KB Home Stock fund), are paid directly by such Participants.
The financial statements are based on information provided to the Company and are certified as complete and accurate by the Trustee. Certain adjustments have been made to the financial statements provided by the Trustee in order for them to conform to the accrual basis of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

KB Home 401(k) Savings Plan
Notes to Financial Statements
December 31, 2007
3. Investments
Investments are valued at fair value, which is determined daily by the Trustee through reference to published market information using closing prices on the valuation date for mutual funds and common stock and based on closing balances for cash and Participant loans. The fair value of the Plan’s individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2007 and 2006, were as follows:

	December 31,
	2007	2006

Fidelity Contrafund	$24,203,495	$22,440,334
Fidelity Equity Income	13,765,334	15,587,851
Fidelity Intermediate Bond	9,797,173	10,430,981
Fidelity Low-Priced Stock	11,222,298	13,930,586
Fidelity Magellan	19,057,981	18,493,129
Fidelity Retirement Money Market	18,502,094	16,866,934
KB Home Common Stock	*	18,871,912
Templeton Developing Markets A	9,592,466	*
* Represents less than 5% of the Plan’s net assets
The Plan’s concentrations of credit and market risk are dictated by its terms, as well as by those of ERISA and an individual Participant’s investment preference. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in risks in the near term could materially affect Participants’ account balances and amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.
Net appreciation (depreciation) of the Plan’s investments (including investments bought, sold, and held during the year) for the years ended December 31, 2007 and 2006, were as follows:

	Years ended December 31,
	2007	2006

Mutual Funds	$4,984,887	$3,596,073
KB Home Common Stock	(10,568,374)	(8,631,232)

Total	$(5,583,487)	$(5,035,159)

KB Home 401(k) Savings Plan
Notes to Financial Statements
December 31, 2007
4. Tax Status of the Plan
The Plan has received a determination letter from the Internal Revenue Service dated February 28, 2002 stating that the Plan is qualified under Code Section 401(a) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan has been amended (and/or restated). Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended (and/or restated), is qualified and the related trust is tax exempt.
5. Legal Matter
Bagley, et al., v. KB Home, et al.
This class action lawsuit was filed on March 16, 2007, against the Company, certain of its former officers and directors, and members of the KB Home 401(k) Savings Plan Administrative Committee. On March 17, 2008, the two existing plaintiffs, together with two additional plaintiffs, filed a first amended complaint. The plaintiffs, who claim to be former employees of KB Home who participated in the Plan, allege that defendants breached fiduciary duties owed to plaintiffs and purported class members under the Employee Retirement Income Security Act of 1974 by failing to disclose information, and providing other misleading information, to Participants in the Plan about the Company’s alleged prior stock option backdating practices. Plaintiffs also allege that defendants breached their fiduciary duties by failing to remove the Company’s stock as an investment option under the Plan. The Plan itself is not named as a defendant. The outcome of the matter, if any, is unknown, but it is not expected to have a material impact on the net assets of the Plan.
6. Recent Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS No. 157), which provides guidance for using fair value to measure assets and liabilities, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and for interim periods within those years. In February 2008, the FASB issued FASB Staff Position No. 157-2, “Effective Date of FASB Statement No. 157,” which delayed for one year the applicability of SFAS No. 157’s fair-value measurements to certain nonfinancial assets and liabilities. The

KB Home 401(k) Savings Plan
Notes to Financial Statements
December 31, 2007
6. Recent Accounting Pronouncements (continued)
Company is currently evaluating the potential impact of SFAS No. 157 on the Plan’s financial statements.
7. Reconciliation to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2007

Net assets available for benefits per the financial statements	$184,865,235
Benefits payable	(33,314)

Net assets available for benefits per the Form 5500	$184,831,921

The following is a reconciliation of benefits paid to Participants per the financial statements to the Form 5500:

Year Ended
December 31, 2007

Benefits paid to Participants per the financial statements	$40,027,042
Benefits payable	33,314

Benefits paid to Participants per the Form 5500	$40,060,356

Supplemental Schedule

KB Home 401(k) Savings Plan
EIN: 95-3666267               Plan Number: 001
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2007

Identity of Issue	Description of Asset		Current Value

Mutual Funds:
American Beacon Small Cap Value	170,064.001	shares	$2,994,827
Dimension US Large Cap Value	76,527.055	shares	1,775,428
Fidelity Asset Manager*	456,510.455	shares	7,080,477
Fidelity Consumer Discretionary*	16,804.020	shares	353,221
Fidelity Contrafund*	331,055.872	shares	24,203,495
Fidelity Equity Income*	249,552.837	shares	13,765,334
Fidelity Financial*	9,729.211	shares	931,280
Fidelity Freedom Income*	45,660.121	shares	522,808
Fidelity Freedom 2000*	21,783.965	shares	269,468
Fidelity Freedom 2010*	119,152.808	shares	1,765,845
Fidelity Freedom 2020*	281,896.685	shares	4,456,787
Fidelity Freedom 2030*	231,174.313	shares	3,819,000
Fidelity Freedom 2040*	326,313.287	shares	3,175,028
Fidelity Healthcare*	19,632.969	shares	2,470,220
Fidelity Industrials*	58,341.250	shares	1,299,260
Fidelity Intermediate Bond*	965,238.739	shares	9,797,173
Fidelity Low-Priced Stock*	272,849.447	shares	11,222,298
Fidelity Magellan*	203,025.262	shares	19,057,981
Fidelity Natural Resources*	152,639.187	shares	6,113,199
Fidelity Overseas*	182,010.629	shares	8,807,494
Fidelity Retirement Money Market*	18,502,093.870	shares	18,502,094
Fidelity Technology*	22,941.728	shares	1,865,621
Fidelity Utilities Growth*	27,231.243	shares	1,748,995
Legg Mason Partners Aggressive Growth	65,861.293	shares	7,710,382
Harbor International	44,679.277	shares	3,188,313
Managers Fremont Institutional Micro-Cap	44,196.053	shares	595,321
Spartan US Equity Index*	97,387.988	shares	5,054,437
Templeton Developing Markets A	314,507.086	shares	9,592,466
KB Home Stock Fund:
KB Home Common Stock*	376,290.000	shares	8,127,864
Fidelity — Cash — interest bearing*			550,071
Participant Loans*
Interest rates ranging from 5.0% to 10.5% with maturity dates through 2022			3,960,563

			$184,776,750

*	Party-in-interest to the Plan.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KB Home 401(k) Savings Plan
Dated: June 27, 2008	By:	/s/ DOMENICO CECERE
Domenico Cecere
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

		Sequentially
Exhibit No.	Description	Numbered Page

23.1	Consent of Independent Registered Public Accounting Firm	13